Immatics Corporate Presentation, October 2020 Exhibit 99.2

Forward Looking Statement This presentation (“Presentation”) is provided by Immatics N.V. (“Immatics” or the “Company”) for informational purposes only. The information contained herein does not purport to be all-inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the IND filing for IMA204, IMA301, IMA401, the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Company undertakes no duty to update these forward-looking statements. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization.

Key Elements to Build a Global Leader in TCR-based Immunotherapies Immatics is advancing a proprietary pipeline of Adoptive Cell Therapies (ACT) & TCR Bispecifics Four ACT programs in clinical development covering a broad range of solid cancers Two TCR Bispecifics programs with off-the-shelf availability in advanced preclinical development Next-Generation personalized multi-target approach designed to achieve durable clinical responses Immatics’ proprietary platforms create a leadership position in the TCR therapeutics space Two highly differentiated technology platforms for the discovery of pHLA targets & T cell receptors Foundation to achieve the next advance in immunotherapy, particularly for solid tumors Platforms validated by multiple strategic collaborations with oncology-focused global leaders incl. Amgen, Genmab, BMS, GSK and MD Anderson Cancer Center Strong IP estate & worldwide rights retained on lead programs Approx. $320m of cash on the balance sheet post NASDAQ debut and a cash runway of 3+ years Supported by a strong shareholder base of premier US and European shareholders

Developing Targeted Therapeutics to Patients with Solid Cancers urrent HEfficacy Checkpoint inhibitors Clinical benefit mainly in patients with tumors with high mutational burden minority of all cancers* CAR-T Clinical benefit mainly in patients with hematological indications minority of all cancers** Immatics is turning limitations into opportunities by Developing TCR-based immunotherapies with the aim to offer a targeted therapy to patients with high medical need Most cancer patients do not benefit from current immuno-oncology approaches *Chalmers et al., 2017 **SEER Cancer Statistics Review, 1975-2017, Estimated New Cancer Cases for 2020

pHLA Targets Identified on Human Cancer Cells by Our Technology Platform Are Building the Foundation for TCR-Based Therapies to Unlock Immunotherapies for Solid Cancers

Developing Two Distinct Targeted Treatment Modalities Addressing the Needs of Patients with Bulky & De-Bulked Tumors Adoptive Cell Therapy ACTengine® TCR Bispecifics TCER™

A Fully-owned Proprietary Pipeline of 4 Clinical & 4 Pre-Clinical Programs

Leveraging Immatics pHLA Targets in 2 Distinct Treatment Modalities

Product Class	Product Candidate	Indications	Preclinical	Phase 1	Phase 2	Phase 3	Next expected Milestones
Autologous TCR-T ACTengine®	IMA201 (MAGEA4/8)	Solid cancers					Combined initial data read-out 1Q 2021
	IMA202 (MAGEA1)	Solid cancers					
	IMA203 (PRAME)	Hematological & solid cancers					
	IMA204 (COL6A3)	Solid cancers					IND filing 2021
Allogenic γδ T cells ACTallo®	IMA301 (Cancer testis antigen)	Hematological & solid cancers					IND filing 2022
ACTolog®	IMA101 (Multi-target pilot trial)	Solid cancers					Topline data YE 2020
TCR Bispecifics TCER™	IMA401 (Cancer testis antigen)	Solid cancers					IND filing YE 2021
	IMA402 (Cancer testis antigen)	Hematological & solid cancers					Lead Candidate YE 2020

7

Developing 10 Programs with World-leading Industry Players Validating Immatics’ Unique Technologies and Expertise 2017 Bispecific Cancer Immunotherapies $30m upfront 2 Immatics targets 2018 Bispecific Cancer Immunotherapies $54m upfront 3 Immatics targets 2019 Adoptive Cell Therapies $75m upfront 3 Immatics targets Opt-in Rights for BMS 2020 Adoptive Cell Therapies $50m upfront 2 Immatics targets Each of the 10 partnered Immatics programs may be eligible for >$500m aggregate milestone payments per program Tiered royalties per program Co-Promotion Option Co-Devel./Co-Fund Option Co-Development Option

Immatics – Delivering the Power of T cells to Cancer Patients IDENTIFY True Targets and Right TCRs DELIVER Therapeutic Pipelines of ACT and TCR Bispecifics PIONEER Multi-Target Personalized Precision Immunotherapy Two Proprietary Technology Platforms as foundation for the next advance in immunotherapy, particularly for solid tumors XPRESIDENT® Target Discovery >200 prioritized targets XCEPTOR™ TCR Discovery, Engineering and Validation Two Distinct Modalities building a diverse preclinical and clinical pipeline Adoptive Cell Therapies ACTengine® (TCR-T) ACTallo® (Next-generation) TCR Bispecifics TCER™ – Off-the-shelf Biologics with distinct attributes for use at an earlier disease stage Personalized & Precise Product candidates against multiple individual well characterized pHLA targets Proprietary XPRESIDENT®–AI for full antigenic profiling and target selection of any individual tumor Multi-Target/ TCR ACTolog® pilot study for multi-target ACT Building ACTengine® warehouse for multi-target TCR-T

Discovery of True Cancer Targets – XPRESIDENT® Technology Platform

Prioritization of >200 pHLA Targets Covering All Target Classes


Cancer tissues
20 major indications
&
Normal tissues
40 tissue types covering all major organs
>2,000 cancer & normal tissues analyzed by Quantitative MS
>400 million MS/MS spectra
>20,000 experiments
>8,000 peptides filed for patent
>200 prioritized targets

TARGET CLASSES

1. **Well known and characterized parent protein** e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein** e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens**: Novel target class which includes RNA-edited peptides and non-classical neoantigens

COMPETITIVE ADVANTAGES

- Leading LC-MS/MS based pHLA target discovery platform
- Discovery of most relevant naturally presented targets
- Ultra-sensitive (attomolar range) & quantitative (copy number per tumor cell)
- Extensive data set on normal tissues

10

Development of the Right TCR for Two Modalities – ACT and Bispecifics By Our XCEPTOR™ Technology Platform TCR Bispecifics T cell engaging receptor (TCER™) Affinity-maturated natural TCR variable domains with nanomolar affinity and favorable specificity profile Highly potent TCR Bispecifics format with extended half-life and antibody-like stability and manufacturability Natural or optimized natural TCR with micromolar affinity and favorable specificity profile for genetic engineering of autologous and allogeneic T cells and direct clinical application Proprietary XCEPTOR™ Platform TCR Discovery, Engineering and Validation Fast and efficient discovery of multiple TCRs per target Adoptive Cell Therapy ACTengine® ACTallo®

Platform Interaction Allows for Early De-selection of Cross-Reactive TCRs

"Fail Early Approach" Increases Focus on Most Promising TCR Candidates

Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (published 2013)

XPRESIDENT®-guided toxicity screening to prevent safety issues

Candidate target/ TCR

Determination of TCR binding motif

XPRESIDENT® search for relevant off-target peptides

MAGE A3 EVDPIGHLY (target)

ExDPIxxxY

EPDPILDNY *C19orf26*

ESDPIVAQY ***Titin***

EVDPIRHYY *MAGE B18*



Normal
1.5e+10
1.3e+10
1.0e+10
7.5e+9
5.0e+9
2.5e+9
0
MS signal intensity
adipose
adrenal gl
bile duct
bladder
bloodcells
bloodvess
bone marrow
brain
cartilage
esoph
gall bl
heart
intest. sm
kidney
liver
lung
lymph node
nerve periph
pancreas
parathyr
perit
pituit
placenta
pleura
prostate
skin
spinal cord
spleen
stomach
thyroid
trachea
uterus
detection frequency
100%
0%
0/1
1/5
2/5
1/7
0/11
1/9
3/8
1/12
1/1
5/9
3/7
2/2
12/12
0/4
0/4
0/6
0/14
0/10
0/5
3/5
0/5
0/1
1/3
0/1
0/2
2/2
1/3
0/7
0/12
0/6
0/5
3/9
2/7
0/1

XPRESIDENT® database:
Titin peptide ESDPIVAQY strongly presented on all investigated HLA-A*01+ normal heart tissue samples.

XPRESIDENT®-guided toxicity screening

- Direct *in situ* evidence of relevant off-target peptide presentation
- Fast and straightforward analysis
- Unbiased view on relevant organs for all targets
- **"Titin Case" fatalities could be preventable**

12

Immatics – Delivering the Power of T cells to Cancer Patients IDENTIFY True Targets and Right TCRs DELIVER Therapeutic Pipelines of ACT and TCR Bispecifics PIONEER Multi-Target Personalized Precision Immunotherapy Two Proprietary Technology Platforms as foundation for the next advance in immunotherapy, particularly for solid tumors XPRESIDENT® Target Discovery >200 prioritized targets XCEPTOR™ TCR Discovery, Engineering and Validation Two Distinct Modalities building a diverse preclinical and clinical pipeline Adoptive Cell Therapies ACTengine® (TCR-T) ACTallo® (Next-generation) TCR Bispecifics TCER™ – Off-the-shelf Biologics with distinct attributes for use at an earlier disease stage Personalized & Precise Product candidates against multiple individual well characterized pHLA targets Proprietary XPRESIDENT®–AI for full antigenic profiling and target selection of any individual tumor Multi-Target/ TCR ACTolog® pilot study for multi-target ACT Building ACTengine® warehouse for multi-target TCR-T

Developing Two Distinct Targeted Treatment Modalities Addressing the Needs of Patients with Bulky & De-Bulked Tumors Adoptive Cell Therapy ACTengine® TCR Bispecifics TCER™

ACTengine® – Engineered TCR-T Therapy

Autologous, Genetically Modified T cells Expressing a Novel TCR


HLA-A*02
positive
Cancer
patient
Biopsy: Biomarker profiling
Lymphodepletion (Flu/ Cy)
T cell infusion
Low dose IL-2
4 Immatics targets
IMA201, 202, 203, 204
Leukapheresis
Individual T cell product
against selected target
Genetic engineering
Pre-activation
Transduction
Expansion

ACTengine® IMA200 Series

Approach

- Proprietary TCR
- One target/ TCR per trial

- 3 First-in-human trials ongoing (IMA201, IMA202, IMA203)
- 4th IND planned for 2021 (IMA204)

Study Design

- Dose escalation cohorts to establish safety (2+2 or 3+3 design)
- Expansion cohort for signal finding (9-12 patients)

ACTengine® programs are supported by a grant of the Cancer Prevention & Research Institute of Texas (CPRIT)

15

Optimized Manufacturing for Younger T cells & Timely Patient Infusion Established cGMP Capacities to Advance Next-Generation Cell Manufacturing Developments Leukapheresis Infusion-Ready Manufacturing by Immatics Personnel for ongoing ACT programs Proprietary short manufacturing process designed to produce phenotypically younger, better persisting T cells T cell products are manufactured at the Evelyn H. Griffin Stem Cell Therapeutics Research Laboratory in collaboration with UTHealth, in Houston, TX 1,850 square foot state-of-the-art cGMP Facility operated by Immatics personnel Capacity: up to 48 manufacturing runs/month

NY-ESO-15 MAGEA4/A8 IMA201 MAGEA1 IMA202 PRAME IMA203 COL6A3 exon 6 IMA204 Naturally presented Yes1 Yes2 Yes2 Yes2 Yes2 Specificity class3 1 1 1 1 2 Number of pHLA copies per cell 10-504 100-1,0002 50-9002 100-1,0002 100-7002 Tumor types with significant prevalence Synovial sarcoma (80%) Melanoma (40%) HCC (40%) … Sq NSCLC (50%) HNSCC (35%) Bladder carcinoma (30%) Uterine carcinosarcoma (25%) Esophageal carcinoma (25%) Ovarian carcinoma (20%) Melanoma (20%) Sarcoma Subtypes (up to 80%) … HCC (40%) Sq NSCLC (35%) Melanoma (30%) Bladder carcinoma (20%) Esophageal carcinoma (20%) HNSCC (15%) Sarcoma Subtypes (up to 30%) … Uterine carcinoma (100%) Melanoma (95%) Ovarian carcinoma (80%) Sq NSCLC (65%) Uveal melanoma (50%) Cholangiocarcinoma (35%) Diffuse large B-cell lymphoma (30%) Breast carcinoma (25%) HNSCC (25%) Sarcoma Subtypes (up to 100%) … Pancreatic carcinoma (80%) Breast carcinoma (75%) Stomach carcinoma (65%) Sarcoma (65%) Esophageal carcinoma (60%) NSCLC (55%) HNSCC (55%) Uterine carcinosarcoma (55%) Colorectal carcinoma (45%) Mesothelioma (45%) Ovarian carcinoma (40%) Cholangiocarcinoma (40%) Melanoma (35%) Bladder carcinoma (35%) … ACTengine® Targets Are Prevalent and Display High pHLA Copy Numbers Comparison of Our Frontrunner Targets to Clinically Validated NY-ESO-1 Immatics‘ clinical frontrunner targets show specificity profiles similar to NY-ESO-1 while having significantly higher peptide copy numbers Ongoing clinical ACTengine® trials IND in 2021 1 Natural presentation of this peptide has been validated by clinical data, 2 Validated by XPRESIDENT® mass spectrometry. Target peptide copy numbers per cell were determined by AbsQuant™ technology, 3 Internal specificity categorization used at Immatics. Specificity class 1: peptide not routinely found on any normal tissue; no relevant RNA expression detected on critical organs, Specificity class 2: peptide showing a large therapeutic window with detections on normal tissue and low RNA expression on critical organs. 4 Purbhoo et al., J Immunol 176:7308-7316 (2006), 5 Robbins et al., J Clin Onco 29(7): 917-924 (2011). Target prevalences for ACTengine® targets are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold.

ACTengine® - Initial Safety and Persistence of T cells

Initial Data from IMA201, IMA202 and IMA203 as of 1Q 2020

Studies Enrollment Status

- Products successfully manufactured for 10/10 patients
- **First 4 patients** treated across IMA201, IMA202 and IMA203 trials at lowest dose of dose escalation scheme (50 million specific T cells/m² → 5-10% of anticipated target dose at end of dose escalation)

Preliminary Biological Activity and Safety Data

- Very high frequencies of persisting circulating target-specific T cells observed at lowest infused dose (up to 45%)
- Current longest observation period is 12 weeks – during this time T cells persist
- Serial biopsy analysis demonstrates infiltration of target-specific T cells into post-treatment tumor biopsies
- ACTengine® treatment is well-tolerated to date with no changes to treatment regime required
- Next combined data read-out expected in 1Q 2021

Cellular Immunomonitoring in Blood
IMA203 Patient #1



Before Infusion
1 Week Post Infusion
0.01%
45%
A*02/irrelevant pHLA
A*02/PRAME

Molecular Immunomonitoring in Blood



201 Pt #1
202 Pt #1
203 Pt #1
202 Pt #2
Vector copies/ug gDNA
Baseline
Day 1
Day 3
Week 1
Week 2
Week 3
Week 4
Week 8
Week 12
Visit

Molecular Immunomonitoring in Tumor
IMA202 Patient #2, IMA203 Patient #1



Detectable vector copies in Biopsy DNA
IMA202 Pt#2
IMA203 Pt#1
Vector copies/ug gDNA
Baseline
Wk 6
Baseline
Wk 6

Data: January 2020
18

NY-ESO-15 MAGEA4/A8 IMA201 MAGEA1 IMA202 PRAME IMA203 COL6A3 exon 6 IMA204 Naturally presented Yes1 Yes2 Yes2 Yes2 Yes2 Specificity class3 1 1 1 1 2 Number of pHLA copies per cell 10-504 100-1,0002 50-9002 100-1,0002 100-7002 Tumor types with significant prevalence Synovial sarcoma (80%) Melanoma (40%) HCC (40%) … Sq NSCLC (50%) HNSCC (35%) Bladder carcinoma (30%) Uterine carcinosarcoma (25%) Esophageal carcinoma (25%) Ovarian carcinoma (20%) Melanoma (20%) Sarcoma Subtypes (up to 80%) … HCC (40%) Sq NSCLC (35%) Melanoma (30%) Bladder carcinoma (20%) Esophageal carcinoma (20%) HNSCC (15%) Sarcoma Subtypes (up to 30%) … Uterine carcinoma (100%) Melanoma (95%) Ovarian carcinoma (80%) Sq NSCLC (65%) Uveal melanoma (50%) Cholangiocarcinoma (35%) Diffuse large B-cell lymphoma (30%) Breast carcinoma (25%) HNSCC (25%) Sarcoma Subtypes (up to 100%) … Pancreatic carcinoma (80%) Breast carcinoma (75%) Stomach carcinoma (65%) Sarcoma (65%) Esophageal carcinoma (60%) NSCLC (55%) HNSCC (55%) Uterine carcinosarcoma (55%) Colorectal carcinoma (45%) Mesothelioma (45%) Ovarian carcinoma (40%) Cholangiocarcinoma (40%) Melanoma (35%) Bladder carcinoma (35%) … ACTengine® Targets Are Prevalent and Display High pHLA Copy Numbers COL6A3 Exon 6 Is Expressed Abundantly on Tumor Stroma in Many Solid Cancers Ongoing clinical ACTengine® trials IND in 2021 1 Natural presentation of this peptide has been validated by clinical data, 2 Validated by XPRESIDENT® mass spectrometry. Target peptide copy numbers per cell were determined by AbsQuant™ technology, 3 Internal specificity categorization used at Immatics. Specificity class 1: peptide not routinely found on any normal tissue; no relevant RNA expression detected on critical organs, Specificity class 2: peptide showing a large therapeutic window with detections on normal tissue and low RNA expression on critical organs. 4 Purbhoo et al., J Immunol 176:7308-7316 (2006), 5 Robbins et al., J Clin Onco 29(7): 917-924 (2011). Target prevalences for ACTengine® targets are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold.

ACTengine® IMA204 – Disrupting the Tumor’s Protective Microenvironment Immatics’ Novel Tumor Stroma Target COL6A3 Exon 6 Example of a Tumor Target in the same Ovarian Cancer sample Stroma Target (COL6A3 exon 6) in an Ovarian Cancer sample Stroma cells Tumor cells COL6A3 exon 6 is prevalently expressed at high copy numbers in the tumor stroma across many solid cancers

ACTengine® IMA204 – Complete Tumor Eradication in vitro and in vivo Two Affinity-enhanced TCR Candidates with High Avidity, Specificity and Potency for IMA204 Two affinity-enhanced TCRs with excellent pre-clinical properties in vitro and in vivo One of the candidates shows full functionality also in CD4+ T cells without requirement for a CD8 co-receptor Final preclinical safety evaluation of the target and the two candidate TCRs ongoing IND submission on track for 2021 Control Double mut. Single mut. D7 D16 D22 D29 in vitro in vivo* *In vivo data by Jim Riley, University of Pennsylvania, control – non transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

ACTallo® – Next Generation Off-the-shelf TCR-T Therapy Allogenic, Genetically Modified γδ T cells Expressing a Novel TCR HLA-A*02 positive γδ T cells Are abundant in the peripheral blood Show intrinsic anti-tumor activity Naturally infiltrate solid tumors and correlate with favorable prognosis Are HLA-independent, thus do not cause GvHD in allogenic setting Can be expanded rapidly to high numbers in a cGMP-compliant manner Can be effectively redirected using αβ TCR or CAR constructs Are promising for an off-the-shelf cell therapy approach ACTallo® T cells recognize and kill tumor cells in vitro Tumor cells presenting target of interest (pHLA) at physiological levels

ACTallo® – Efficient Transduction & Robust Expansion of γδ T cells 4-in-1 construct: TCRα + TCRβ + CD8α + CD8β CD8α Vβ8 40.6% CD8+ vβ8+ Proprietary lentiviral vector system Transducing γδ T cells with a single vector might significantly reduce costs and complexity Current processes have the potential for hundreds of doses from one single donor leukapheresis Process candidate Irradiated Feeders + Agonist I or II Irradiated Feeders

Developing Two Distinct Targeted Treatment Modalities Addressing the Needs of Patients with Bulky & De-Bulked Tumors Adoptive Cell Therapy ACTengine® TCR Bispecifics TCER™

TCER™ – Immatics’ TCR Bispecifics Mode of Action

TCER™ – Engineering an off-the-shelf Biologic TCR Bispecifics T cell engaging receptor (TCER™) Affinity-maturated natural TCR variable domains with nanomolar affinity and favorable specificity profile XPRESIDENT®-guided similar peptide counterselection during maturation Highly potent TCR Bispecifics format with extended half-life and antibody-like stability and manufacturability Natural or optimized natural TCR with micromolar affinity and favorable specificity profile for genetic engineering of autologous and allogeneic T cells and direct clinical application Proprietary XCEPTOR™ Platform TCR Discovery, Engineering and Validation Fast and efficient discovery of multiple TCRs per target Adoptive Cell Therapy ACTengine® ACTallo®

Tumor Xenograft Mouse Model Distinguished Specificity Broad therapeutic window (≥ 1,000 – 10,000 fold) as defined by reactivity against tumor cells and healthy tissue cells Proprietary TCR Bispecifics Format TCER™ design confers superior potency and stability compared to multiple tested alternative bispecific formats Significantly extended half life of several days as compared to competitor molecules Very High Potency Very low concentration (low pM range) required for in vitro killing of tumor cells expressing physiological levels of target pHLA Complete tumor eradication in vivo (tumor xenograft mouse model) Favorable CMC Characteristics Excellent manufacturability in CHO cells Very stable compound (stress testing in PBS) Patient Population Target-positive solid tumors, including cancers of the lung, head and neck, esophagus, sarcoma and several others Study day -21: transplantation of tumor cells Study day 0: human PBMC transplantation & start of treatment Preparatory activities for GMP manufacturing ongoing IND filing for YE 2021 on track TCER™ IMA401 Lead Shows Distinguished Specificity & Complete Tumor Eradication in Xenograft Models

Immatics – Delivering the Power of T cells to Cancer Patients IDENTIFY True Targets and Right TCRs DELIVER Therapeutic Pipelines of ACT and TCR Bispecifics PIONEER Multi-Target Personalized Precision Immunotherapy Two Proprietary Technology Platforms as foundation for the next advance in immunotherapy, particularly for solid tumors XPRESIDENT® Target Discovery >200 prioritized targets XCEPTOR™ TCR Discovery, Engineering and Validation Two Distinct Modalities building a diverse preclinical and clinical pipeline Adoptive Cell Therapies ACTengine® (TCR-T) ACTallo® (Next-generation) TCR Bispecifics TCER™ – Off-the-shelf Biologics with distinct attributes for use at an earlier disease stage Personalized & Precise Product candidates against multiple individual well characterized pHLA targets Proprietary XPRESIDENT®–AI for full antigenic profiling and target selection of any individual tumor Multi-Target/ TCR ACTolog® pilot study for multi-target ACT Building ACTengine® warehouse for multi-target TCR-T

ACTolog® – Pioneering Personalized Multi-target T cell Therapy

Pilot Trial Using Autologous T cells Expressing Endogenous TCRs


HLA-A*02
positive
Cancer
patient
Biopsy: Biomarker profiling
ACTolog® target warehouse
Selection of up to 4 targets
expressed on tumor
T cell manufacturing:
priming and expansion
Leukapheresis
Personalized multi-target
T cell product against
selected targets
Lymphodepletion (Flu/ Cy)
T cell infusion
Low dose IL-2

ACTolog® IMA101	
Approach	• Personalized multi-target T cell therapy using a warehouse approach • Autologous T cells, Endogenous TCRs • Clinical proof of concept previously delivered in melanoma by Cassian Yee (MD Anderson Cancer Center) with single target in combination with checkpoint inhibition [Chapuis *et al.*, Sci Transl Med (2013) and Chapuis *et al.*, JCO (2016)]
Indications	• Basket trial in solid tumors
Study Design/ Status	• First-in-human trial ongoing • Cohort 1 (ACTolog® only) • Cohort 2 (plus Atezolizumab) • Total of N=12 patients treated as of January 2020, up to N=20 planned

The ACTolog® program is supported by a grant of the Cancer Prevention & Research Institute of Texas (CPRIT)

29

ACTolog® – Pioneering Personalized Multi-target T cell Therapy

Preliminary Clinical Data as of January 2020

Patients	• 12 patients treated (various solid tumor indications). • Median duration of disease of the patients was 4 years (range 2-18 years) with a median of 6 previous rounds of treatment (range 2-12).
Feasibility	• Very high ACTolog® cell doses (mostly >10^{10}) could be administered. • Patients received mostly multi-target ACTolog® products (range 1-3).
Biological Response	• ACTolog® has led to high target specific T cell levels and persistence with total frequencies up to 80% of all peripheral CD8+ T cells. • T cells exhibit a non-exhausted phenotype. • Target specific T cells were detectable in post-treatment tumor biopsies
Safety Assessment	• ACTolog® IMA101 is well-tolerated to date with no changes to treatment regime required. • The most common adverse events were expected cytopenias associated with the lymphodepleting regimen and Grade 1-2 cytokine release syndrome.
Preliminary Clinical Assessment	• Patients entered the trial with progressive disease, having failed the previous line of therapy. • Median time to progression was ~12 weeks (range 6 weeks to 7 months) by RECIST1.1 (in some cases with transient tumor reduction of up to 26%).

T cell Persistence in Blood



Patients #1-9 and #12 (completed)
Patient #10 (ongoing)
% TET+ cells among CD3+CD8+
100
80
60
40
20
0
Final product
1 day
1 week
2 weeks
3 weeks
8 weeks
12 weeks
18 weeks
24 weeks
55 weeks

T cell Infiltration into Tumor



Pre-treatment
Post-treatment
% of total cells
2.5
2.0
1.5
1.0
0.5
0.0
0
0
0
0.02
0
1.31
0
1.81
0
0.24
1
2
3
4
5
Patient

30

Immatics' Multi-target TCR-T Strategy and Vision

Addressing Major Challenges in Immuno-oncology to Make a Therapeutic Difference

1 **ACTolog®**
7 Immatics' targets
Screening completed

2 **ACTengine®**
IMA201-204
1 target/ TCR per trial
Trials recruiting

3 **Initial ACTengine® warehouse**
TCR combination trials

4 **Multi-TCR warehouse**



XPRESIDENT® Target Pool

IMA201-204 Warehouse

Extended Immatics TCR Warehouse

Mission to treat every patient

ACTolog® = Multi-target Cell Therapy PILOT study
Delivered initial clinical data 2019

ACTengine® BLA filing(s)
for single TCR in specific indications (incl. niche)

BLA filing of ACTengine® warehouse or single TCRs
e.g. IMA204 stroma targeting plus IMA201-203 tumor targeting



Single or Multi-target TCR-T product

Next generation efficacy enhancing technologies
(e.g. CD4 T cells, gene editing)

Smart combination therapy

31

The Leadership Team Experienced Global Leadership Team Across Europe and the US Harpreet Singh Chief Executive Officer Carsten Reinhardt Chief Development Officer Rainer Kramer Chief Business Officer Cedrik Britten Chief Medical Officer Arnd Christ Chief Financial Officer Toni Weinschenk Chief Innovation Officer Steffen Walter Chief Technology Officer Jordan Silverstein Head of Strategy

Strong, Focused and Highly Integrated Trans-Atlantic Organization Senior Leadership, Business Development, Intellectual Property, Regulatory Affairs, Communications Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations Munich, Germany, 10 FTEs Tübingen, Germany, 120 FTEs Houston, Texas , 70 FTEs Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR™, TCER™), Translational Development, Clinical Operations, Finance, HR, IT, QM

Continuously Growing IP Portfolio Protecting Proprietary Know-How Immatics’ Patent Estate – Territorial Coverage IP protection on >8000 cancer targets, TCRs and technology Immatics files patent applications in all major countries and regions >230 granted patents in the US >15 granted patents in Europe >1550 granted patents overall ~ 5000 applications and patents >100 patent families

Recent Achievements & Anticipated Upcoming News Flow Significantly increased clinical footprint for our ACTengine® programs  Additional clinical trial sites have been initiated in Germany and the US Green light by the German regulatory authority for the IMA202 and IMA203 studies Screening of patients started and first product infusion in Europe Extension of Collaboration with UTHealth until end of 2024 Exclusive access to state-of-the art cGMP manufacturing infrastructure ensuring continued manufacturing and supply of T cell products for ongoing and planned early-stage ACT clinical trials Two affinity-enhanced TCR candidates with high avidity, specificity, potency identified for the tumor stroma target COL6A3 IND submission for the IMA204 program for 2021 on track IMA201, IMA202 and IMA203 programs are on track for an initial combined data read-out in 1Q 2021 ACTengine® IMA401 TCR Bispecific program is on track for an IND submission YE 2021 Preparatory activities for GMP manufacturing of the lead TCER™ molecule IMA401 ongoing Additional IND-supportive data are being generated Selection of lead candidate(s) for the IMA402 program planned for YE 2020 TCER™ IMA301 program is on track for an IND filing in 2022 Data update for the IMA301 program is expected for 3Q 2020 Topline data for the multi-target pilot study IMA101 planned to be presented at a scientific conference in 4Q 2020 Screening and patient treatment for the multi-target pilot study IMA101 completed Next-Gen ACT

Thank you